Exhibit 99.1

A copy of Imperial Tobacco Group PLC’s Annual Report and Accounts 2004, Annual Review and Summary Financial Statement 2004, Notice of Annual General Meeting 2005 and related documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Copies of our announcements are available on our website:  www.imperial-tobacco.com